Mail Stop 4561

June 9, 2009

Mr. Robert L. Howard-Anderson
President, Chief Executive Officer and Director
Occam Networks, Inc.
6868 Cortona Drive
Santa Barbara, CA 93117

> **Re:** **Occam Networks, Inc.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Filed on March 2, 2009**
> **Forms 8-K**
> **Filed on February 26, 2009 and May 6, 2009**
> **File No. 001-33069**

Dear Mr. Howard-Anderson:

We have reviewed your response letter dated May 21, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 8, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, pages 62 – 64

1. We note that your discussion of what constitutes a significant deficiency uses a definition that differs from that set forth in the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 5, *An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements* (AS/5). Confirm that in performing your evaluations under Sections 302 and 404 of the Sarbanes-Oxley Act of 2002 that you have used the definition

as set forth in A/S 5. Further, confirm that in future filings, where you define "significant deficiency," you will provide a conforming definition.

(b) Changes in Internal Control Over Financial Reporting, pages 64 - 66

2. We note your discussion of the extensive changes made in your internal control over financial reporting since 2007. While such disclosure may be necessary for an investor's understanding of your remediation efforts since that time, in future filings, please ensure that you specifically address the requirements of Item 308(c) of Regulation S-K. That is, specifically disclose any change in your internal control over financial reporting that occurred *during your last fiscal quarter* (your fourth fiscal quarter in the case of your annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We have similar concerns regarding your disclosure in your Form 10-Q for the quarter ended March 31, 2009.

Consolidated Statements of Operations, page F-4

3. In your response to prior comment 2 you state that you have a minor, network management software product, to which you apply SOP 97-2. Please clarify whether the product to which you refer is OccamView™. While this product may not be essential to the functionality of the other products you sell, please explain the nature of the software that is integrated in your Broadband Loop Carrier (BLC) product, which is described throughout your filing as "an integrated hardware and software platform." Explain the nature of the Occam OS software releases provided as part of your Software Entitlement Service (SES) and Priority Care Service (PCS) offerings. Describe your consideration of each of the factors identified in the second footnote to SOP 97-2, as well as any other factors that you consider to be relevant in supporting your conclusion that software is incidental to your BLC products.

4. Further, with regard to your SES and PCS offerings, clarify whether these are software or hardware upgrades, or both, and how you concluded that the access to all future releases of Occam OS software does not qualify as PCS as defined by SOP 97-2.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5. We are considering your response to prior comment 4. We note your statement that you are "entitled under the RUS contract to the receivable upon delivery" and that gross presentation is therefore appropriate. Please clarify whether the legal

right to bill and collect the receivable for RUS contracts has always been predicated on customer acceptance. And if so, why a change in classification (from net to gross) was deemed appropriate during 2008. In this regard, we understand from your responses that as of January 1, 2009 you have established the ability to make reasonable estimates of returns, for purposes of applying SFAS 48 and recognizing revenue. Tell us how you determined that presentation from net to gross is appropriate prior to the establishment of collectability. That is, explain why the "new" presentation is being shown retroactively instead of prospectively.

6. We are considering your response to prior comment 5. Explain why a customer would enter into a RUS contract and why you originally concluded that collections under these contracts were not probable. Explain why you waited until the final payment to recognize revenue instead of recognizing revenue as collected. Identify the type of customer that entered into these contracts. Also, indicate why you believe that five years is sufficient history of collections instead of a lesser or greater amount of years.

Forms 8-K Filed on February 26, 2009 and May 6, 2009

7. We have reviewed your response to prior comment 6 and to your proposed changes concerning the presentation of a non-GAAP operating statement in columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be excluded from future filings. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief